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                            April 13, 2021

       Vincent T. Cubbage
       Chief Executive Officer
       TortoiseEcofin Acquisition Corp. III
       5100 W. 115th Place
       Leawood, KS 66211

                                                        Re: TortoiseEcofin
Acquisition Corp. III
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed April 9, 2021
                                                            File No. 333-253586

       Dear Mr. Cubbage:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1 filed April 9,
2021

       Directed Shares Program, page 149

   1. We note that you have reserved shares of your Class A ordinary shares to be sold to
                                                        "certain members of
Tortoise" pursuant to your Directed Shares Program. Please revise to describe with more
specificity, who the "certain members of Tortoise" are and whether the shares to be offered
pursuant to the Directed Shares Program will be subject to lock-up agreements. Also,
please file a revised form of underwriting agreement that accounts for the Directed Shares
Program, or tell us why you are not required to do so.
 Vincent T. Cubbage
FirstName   LastNameVincent  T. Cubbage
TortoiseEcofin  Acquisition Corp. III
Comapany
April       NameTortoiseEcofin Acquisition Corp. III
       13, 2021
April 213, 2021 Page 2
Page
FirstName LastName
       Please contact Cara Wirth at (202) 551-7127 or Lilyanna Peyser at (202) 551-3222 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:      Brenda Lenahan